UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form 20-F

or Form 40-F.
Form 20-F
☒
Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an attached
annual report to security holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or other
document that the registrant foreign

private issuer must furnish

and make public under the laws

of the jurisdiction in which the
registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”), or

under the rules of the home country
exchange on which the registrant’s securities are traded,

as long as the report or other document

is not a press release, is not required
to be and has not been distributed to

the registrant’s security holders, and, if discussing

a material event, has already been

the subject
of a Form 6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

information contained in this Form is

also thereby furnishing the
information to the Commission pursuant

to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.
Yes
⬜
No
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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated

February 23, 2024, titled “ABB

appoints Morten Wierod to succeed Björn
Rosengren as CEO”.
2.
Press release issued by ABB Ltd dated February

23, 2024, titled “ABB publishes

2023 Integrated Report”.
3.
Press release issued by ABB Ltd dated February

23, 2024, titled “Notice of

ABB’s Annual General Meeting on
March 21, 2024”.
The Press release contained in Item

3 above of this Form 6-K makes reference

to the inclusion of the AGM invitation,

however the
invitation is not included in this Form 6-K

but can be found at www.abb.com/agm
2

—
ZURICH, SWITZERLAND,

FEBRUARY 23,

2024
ABB appoints Morten Wierod

to
succeed Björn Rosengren

as CEO
Ad hoc Announcement pursuant to Art. 53 Listing Rules of SIX Swiss Exchange
The ABB Board of Directors has appointed Morten Wierod as Chief Executive Officer. He will take office on August 1, 2024, and succeed Björn Rosengren, who will step down from his position as Chief Executive
Officer effective July 31, 2024, and retire as of December 31, 2024.
From August 1, 2024, until the end of the year, Björn Rosengren will advise and assist Morten Wierod and the Executive Committee to ensure a seamless transition.
Morten Wierod (52), a Norwegian citizen, has been appointed by the Board following a thorough selection
process. He joined ABB in 1998 and has been serving as a member of

ABB's Executive Committee since
2019, currently as President of the Electrification Business Area and previously as President of the Motion
Business Area. Morten Wierod holds a Master's Degree in Electrical Engineering from the Norwegian
University of Science and Technology.
ABB Chairman Peter Voser

said: “I am pleased that after a competitive selection process we are able to
name an outstanding internal candidate to lead ABB. Morten is a strong successor to Björn with his deep
understanding of ABB and our decentralized operating model in addition to his extensive expertise across
our key customer segments and strong performance track record. Under

Morten’s leadership, ABB will
continue to focus on our key priorities while our new financial and sustainability targets remain firmly in
place.
“At the same time, the Board is extremely grateful to Björn for his outstanding leadership over the past four
years. He was instrumental in aligning ABB’s business portfolio to our purpose and significantly improving our financial and sustainability performance thanks to our ABB Way operating model. Björn will hand over an efficient, more profitable and faster growing ABB.”
Morten Wierod commented: “I am grateful that the Board has given me the opportunity to lead this great
company with its people and technologies that are at the heart of building a low-carbon ociety. It has been a
privilege to work alongside Björn over the past years. After we have set more ambitious financial and
sustainability standards not long ago, I will continue building on our decentralized operating model to
capture the full potential of our market leading positions in electrification and automation.”
Björn Rosengren commented: “It has been an honor to lead ABB over the past years and I am convinced that
the company will be in good hands with Morten. Together with our more than 105,000 people, we have transformed ABB into an agile and purpose-driven leader in electrification and automation that has an
important role in helping to accelerate the energy transition. I am convinced that

ABB is in a unique position
to seize the opportunities ahead.”
A search process for Morten Wierod’s existing position as Business Area President Electrification will be launched shortly.
1/2

A full biography of Morten Wierod is available on ABB’s website. High-resolution images can be accessed here and here.

ABB

is a technology leader in electrification and automation, enabling a more sustainable and
resource-efficient future. The company’s solutions connect engineering know-how and software to optimize how things are manufactured, moved, powered and operated. Building on over

140 years of excellence,
ABB’s more than 105,000 employees are committed to driving innovations that accelerate industrial
transformation. www.abb.com
—
For more information please

contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
ABB APPOINTS MORTEN WIEROD

TO SUCCEED BJÖRN ROSENGREN

AS CEO
2/2

—
ZURICH, SWITZERLAND, FEBRUARY 23, 2024
ABB publishes 2023 Integrated Report
Ad hoc Announcement pursuant to Art. 53 Listing Rules of SIX Swiss Exchange
● Report covers ABB’s 2023 strategy, business, governance, financial and sustainability performance
●
76 percent reduction of scope 1 and 2 GHG emissions since 2019

●
74 megatons CO2e emissions avoided throughout lifetime of products sold in

2023
ABB today published its Integrated Report, which is the company’s primary report at Group level. The report
integrates the most important material information about the company’s strategy, business, governance as well as its financial and sustainability performance. In addition to the Integrated Report, ABB’s 2023 Annual
Reporting Suite published today includes its Financial Report,

Corporate Governance Report, Compensation
Report, Sustainability Report as well as the Form 20-F that was filed with the United States Securities and
Exchange Commission.

ABB Chairman Peter Voser

said: “By combining our technology leadership in electrification and automation
with our decentralized ABB Way operating model we create holistic value for our stakeholders while enabling a more sustainable and resource-efficient future. In 2023, we took advantage of the positive market
environment and strong secular demand drivers and our financial and sustainability achievements show that
we are heading in the right direction.”
ABB’s value creation model provides a comprehensive summary of the holistic value the company generates for all stakeholders across its entire value chain, including customers,

employees, investors and suppliers. It
outlines the inputs that ABB needs to create value and illustrates how the Group transforms these inputs into
outputs and outcomes through its decentralized operating model.
Commenting on ABB’s achievements in 2023, CEO Björn Rosengren said: “2023 was a record year for
ABB. We delivered strong performance and as a technology leader in electrification and automation, ABB continued to play a key role in accelerating the energy transition for a net-zero future. Our solutions helped
to optimize, electrify and decarbonize industry, buildings, power and transport – sectors that together account for the lion’s share of global energy-related carbon emissions. By doing this, we made the ways we move, produce, work and live more sustainable and we continued to make good progress
1/3

towards achieving our sustainability targets. I am proud of the ABB team for delivering such good results
and creating value for all our stakeholders.”
Good progress towards sustainability goals
As part of ABB’s efforts to enable a low-carbon society,

the company submitted updated CO
2
e emissions
reduction targets aligned with the Net-Zero Standard of the Science-Based Targets initiative (SBTi) for validation. These targets include ABB’s scope 1 and 2 emissions, which it aims to reduce by 80 percent by
2030 and 100 percent by 2050, compared to a 2019 baseline, as well as its scope 3 emissions, covering the
rest of its value chain, which it aims to cut by 25 percent by 2030 and 90 percent by 2050, compared to a
2022 baseline.
In 2023, ABB achieved a reduction of 76 percent in its scope 1 and 2 emissions compared to 2019 and
scope 3 emissions stayed flat compared to 2022, based on measured energy loss (representative scenario).
When calculating based on energy input (strict scenario) the company reports an 11 percent increase in scope
3 emissions compared to 2022.
The company also reduced its energy consumption by 21 percent compared to 2019.

At the end of 2023,
64 percent of ABB’s energy consumption and 94 percent of its electricity came from renewable sources.
In 2023, the products ABB sold to customers will avoid 74 megatons of emissions over their lifetime. This
contributes to the company’s ambition to support customers in avoiding 600 megatons of GHG emissions from 2022 to 2030, based on all the products the company expects to sell over that period.
As part of the preserving resources pillar of its Sustainability Agenda, ABB further reduced the amount of
waste it sends to landfill to 6.3 percent in 2023, a 40 percent reduction since 2019, while recycling 86 percent
of its waste. By the end of 2023, ABB had also assessed 31 percent of its product portfolio as part of its goal
of covering at least 80 percent of its portfolio of products and solutions with its Circularity Approach by
2030.
Finally, in line with its goal of promoting social progress, in 2023, ABB reduced its rate of lost time caused by injuries (LTIFR) by 9 percent to industry-leading levels. And it increased the number of women in senior management positions to 21 percent, up from 17.8 percent in 2022. The company also expanded its programs
for community engagement to cover education, emergency and disaster relief, community empowerment,
and environment and conservation, and supported more than 500 community projects and charities in 2023.
ABB’s full annual reporting suite including the Integrated Report and Sustainability Report can be accessed and downloaded here: go.abb/reports
ABB
is a technology leader in electrification and automation, enabling a more sustainable and resource-
efficient future. The company’s solutions connect engineering know-how and software to optimize how things are manufactured, moved, powered and operated. Building on over 140 years of excellence, ABB’s
more than 105,000 employees are committed to driving innovations that accelerate industrial transformation.
www.abb.com
ABB PUBLISHES 2023

INTEGRATED

REPORT
2/3

—
For more information please

contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
ABB PUBLISHES 2023

INTEGRATED

REPORT
3/3

—
ZURICH, SWITZERLAND, FEBRUARY 23, 2024
Notice of ABB’s

Annual General
Meeting on March

21, 2024
ABB today published the invitation to its Annual General Meeting (AGM),

which will be held on Thursday,
March 21, 2024, at 10:00 a.m. The invitation can be found attached and at go.abb/agm.

The Annual General
Meeting 2024 will be held at Halle 550, Birchstrasse 150, 8050 Zurich,

Switzerland, and will also be
broadcast at go.abb/agm.
Registration and admission cards
Shareholders entered in the share register with the right to vote on

March 13, 2024, 3:00 p.m. (CET), are
entitled to participate in the Annual General Meeting. These shareholders will receive their admission cards
(by mail) on request, either using the reply form enclosed

to the invitation or electronically (e-voting). The
reply form or a corresponding notification must reach the Company not later than March 15, 2024 (by mail
or e-voting). Reply forms or notifications arriving after that date will not be taken into consideration.
Proxy/Voting
If you cannot attend our Annual General Meeting in person, you may be represented by proxy.
Electronic authorizations/voting and instructions to the independent proxy (e-voting)
Shareholders may use the shareholder platform at www.gvote.ch to either request an admission card or issue voting instructions to the independent proxy.
The requisite login details are enclosed in the reply form. Shareholders may vote electronically, or change
any instructions they may have communicated electronically, up to but no later than 11:59 p.m. (CET) on
March 15, 2024. For further information as well as instructions on how to register and vote electronically,
please refer to go.abb/agm.
Agenda
1. Approval of the management report, the consolidated financial statements and the annual financial
statements for 2023
2. Consultative vote on the Compensation Report 2023
3. Consultative vote on the Sustainability Report 2023
4. Discharge of the Board of Directors and the persons entrusted with management
5. Appropriation of earnings
6. Approval of the compensation of the Board of Directors and the Executive

Committee
6.1 Approval of the maximum aggregate amount of compensation of the

Board of Directors for
the next term of office, i. e. from the Annual General Meeting 2024 to the Annual

General
Meeting 2025
6.2 Approval of the maximum aggregate amount of compensation of the Executive

Committee
for the following financial year, i. e. 2025

7. Elections to the Board of Directors and election of the Chairman of the Board of Directors
8. Elections to the Compensation Committee
9. Election of the independent proxy
10. Election of the auditors
ABB

is a technology leader in electrification and automation, enabling a more sustainable and
resource-efficient future. The company’s solutions connect engineering know-how and software to optimize how things are manufactured, moved, powered and operated. Building on over

140 years of excellence,
ABB’s more than 105,000 employees are committed to driving innovations that accelerate industrial transformation. www.abb.com
—
For more information please

contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
NOTICE OF ABB’S ANNUAL

GENERAL MEETING

ON MARCH 21,

2024
2/2

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be
signed on its behalf by the undersigned,

thereunto duly authorized.
ABB LTD
Date: February 23, 2024. By: /s/ Ann-Sophie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: February 23, 2024. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance